Exhibit 99.1

Legacy Reserves LP Announces Second Quarter 2007 Results

Legacy Reserves LP ("Legacy") (NASDAQ:LGCY), today announced preliminary, unaudited second quarter results for 2007.

Cary Brown, Chairman and Chief Executive Officer of Legacy Reserves GP, LLC, the general partner of Legacy, said, “Our second quarter results demonstrate the results of our successful development program and include partial contributions from the four acquisitions closed during the quarter.  We look forward to a full contribution in the third quarter from our recent acquisitions. Our continuing strategy is to evaluate acquisition opportunities with a goal to make acquisitions that are accretive to our unitholders.”

Summary of Second Quarter and Six Months Ended June 30, 2007 Results

This unaudited financial information is preliminary and is subject to adjustments in connection with the final unaudited financial statements to be released on or before August 14, 2007 within Legacy’s Quarterly Report on Form 10-Q.

Net loss for the three month and six month periods ended June 30, 2007 totaled $2.2 and $6.9 million, or ($0.08) and ($0.27) basic and diluted earnings per unit, respectively, as compared to a net loss of $5.3 and $7.3 million, or ($0.29) and ($0.49) basic and diluted earnings per unit for the three month and six month periods ended June 30, 2006, respectively.  Financial results for the quarters ended June 30, 2007 and 2006 were unfavorably impacted by $7.9 million and $9.7 million, respectively, of net unrealized losses on our oil and natural gas swaps, as the fair value of our future derivative instruments was marked to market.  Financial results for the six month period ended June 30, 2007 and 2006 were unfavorably impacted by $17.5 million and $15.0 million, respectively, of net unrealized losses on our oil, natural gas liquids (“NGL”) and natural gas swaps, as the fair value of these derivative instruments was marked to market.  Unrealized gains and losses represent current period mark-to-market adjustments for commodity derivatives which will be settled in future periods.  Unrealized gains and losses result in a non-cash impact on revenue and do not affect our ability to make our expected cash distributions.

Adjusted EBITDA totaled $14.7 million and $25.8 million for the quarter and six months ended June 30, 2007, respectively. (See "Non-GAAP Financial Measures" and the associated table for a discussion of management's use of Adjusted EBITDA in this release and a reconciliation of Legacy's consolidated net loss to Adjusted EBITDA.)

Financial and Operating Results:

Legacy was formed in October 2005 to own and operate the oil and natural gas properties it acquired from its Founding Investors in connection with the closing of a private equity offering on March 15, 2006 (“Formation Transaction”).

Inasmuch as certain assets owned by the Founding Investors were acquired by Legacy on March 15, 2006, the results of operations and production volumes from these acquired assets are excluded from the first 73 days of the six month period ended June 30, 2006.

Production

Net oil and natural gas production averaged 4,540 and 4,100 Boe per day for the quarter and six months ended June 30, 2007, respectively, as compared to an average of 3,110 and 2,676 Boe per day for the quarter and six months ended June 30, 2006.  Legacy’s increased production resulted primarily from a combination of its acquisition of oil and natural gas properties in the Formation Transaction, its acquisitions of producing oil and natural gas properties and from new wells drilled and completed as part of its ongoing development program.

Revenues and Realized Prices

For the quarters ended June 30, 2007 and 2006, oil, NGL and natural gas sales were $22.7 million and $15.4 million, respectively.  Revenues for the quarters ended June 30, 2007 and 2006, including net realized gains on our oil, NGL and natural gas swaps of $1.4 million and $0.5 million, respectively, totaled $24.1 million and $15.9 million, respectively. Revenues including net realized and unrealized gains and losses on our hedges were $16.2 million and $6.2 million for the quarters ended June 30, 2007 and 2006, respectively.

For the six months ended June 30, 2007 and 2006, oil, NGL and natural gas sales were $38.7 million and $25.8 million, respectively.  Revenues for the six months ended June 30, 2007 and 2006, including net realized gains on our oil, NGL and natural gas swaps of $3.8 million and $1.9 million, respectively, totaled $42.5 million and $27.8 million, respectively. Revenues including net realized and unrealized gains and losses on our hedges were $25.0 million and $12.8 million for the six months ended June 30, 2007 and 2006, respectively.

For the quarters ended June 30, 2007 and 2006, realized oil and NGL prices, excluding hedge settlements, were $60.40 and $64.10 per barrel, respectively.  Including the effects of realized gains on our oil and NGL swaps, realized oil and NGL prices were $63.13 and $58.78 per barrel, respectively.

For the same periods, realized natural gas prices were $6.98 and $6.04 per Mcf excluding hedge settlements, respectively.  Including the effects of realized gains on our natural gas swaps, realized natural gas prices were $7.76 and $8.62 per Mcf for the quarters ended June 30, 2007 and 2006, respectively.

For the quarter ended June 30, 2007, hedges, all of which are in the form of swaps, covered approximately 66% of Legacy's production at a weighted average NYMEX price of $62.81 per Boe. Legacy's realized prices are less than

NYMEX West Texas Intermediate and Henry Hub natural gas due to quality and location differentials. The stated results are inclusive of natural gas basis swaps that we use to improve the effectiveness of our natural gas swaps.

For the six months ended June 30, 2007 and 2006, realized oil and NGL prices, excluding hedge settlements, were $57.47 and $61.45 per barrel, respectively.  Including the effects of realized gains on our oil and NGL swaps, realized oil and NGL prices were $61.29 and $57.94 per barrel. For the same periods, realized natural gas prices were $6.53 and $6.41 per Mcf excluding hedge settlements, respectively.  Including the effects of realized gains on our natural gas swaps, realized natural gas prices were $7.93 and $9.37 per Mcf for the six months ended June 30, 2007 and 2006, respectively.

For the six months ended June 30, 2007, hedges, all of which are in the form of swaps, covered approximately 68% of Legacy's production at a weighted average NYMEX price of $64.58 per Boe. Legacy's realized prices are less than NYMEX West Texas Intermediate and Henry Hub natural gas due to quality and location differentials. The stated results are inclusive of natural gas basis swaps that we use to improve the effectiveness of our natural gas swaps.

Production Costs

For the quarters ended June 30, 2007 and 2006, production costs and ad valorem taxes, excluding production severance taxes, totaled $6.1 million ($14.74 per Boe) and $3.3 million ($11.72 per Boe), respectively.  The increase in production costs is primarily related to (i) $1.0 million of costs attributable to the Binger, Ameristate, TSF and Raven acquisitions and, (ii) $0.8 million attributable to the South Justis and Kinder Morgan acquisitions.  In addition, the increase in production costs per Boe is consistent with industry-wide costs increases, particularly those related to oil operations that require lifting produced oil and water or involve enhanced recovery processes.

For the six months ended June 30, 2007 and 2006, production costs and ad valorem taxes, excluding production severance taxes, totaled $10.8 million ($14.59 per Boe) and $6.0 million ($12.37 per Boe), respectively.  The increase in production costs is primarily related to (i) $1.0 million attributable to the Binger, Ameristate, TSF and Raven acquisitions, (ii) $1.3 million related to the exclusion of operating results for certain assets owned by the Founding Investors for the first 73 days of 2006 and not acquired until the Formation Transaction and, (iii) $0.8 million attributable to the South Justis, Farmer Field and Kinder Morgan acquisitions.

Depletion, Depreciation and Amortization (DD&A)

DD&A expense for the quarter ended June 30, 2007 totaled $6.8 million, or $16.48 per Boe, while DD&A expense was $5.0 million, or $17.55 per Boe, for the quarter ended June 30, 2006.  The increase in DD&A is primarily related to $1.0 million of DD&A related to recent acquisitions.  Our DD&A expense per Boe decreased due to the additional reserves from our recent acquisitions.  Under the successful efforts method of accounting, Legacy calculates DD&A on an individual producing field basis. Changes in reserve estimates and in the timing and amount of abandonment cost estimates as well as changes in the timing and amount of development projects of one or two fields can cause variations in the aggregate DD&A rate.

DD&A expense for the six months ended June 30, 2007 totaled $12.1 million, or $16.31 per Boe, while DD&A expense was $7.4 million, or $15.18 per Boe, for the six months ended June 30, 2006.  The increase in DD&A is primarily related to (i) $1.0 million of DD&A related to recent acquisitions, (ii) $1.1 million of DD&A related to the Legacy Formation and, (iii) $0.6 million related to acquisitions made in the second quarter of 2006.

General and Administrative Expenses (G&A)

G&A expenses for the quarters ended June 30, 2007 and 2006 totaled $2.8 million ($6.70 per Boe) and $1.1 million ($3.97 per Boe), respectively.  The increase in G&A expense per Boe reflects both the higher costs of being a public entity and growth of our asset base through acquisitions.  In addition, unit-based compensation expenses increased $1.0 million due to a $0.7 million non-cash expense related to the change in the estimated fair value of our unit-based compensation liability related to units options and unit appreciation rights and $0.3 million of cash payments to employees exercising unit options.  Under the liability method of accounting for unit-based award grants related to unit options and unit appreciation rights granted, Legacy will recognize unit-based compensation cost each period based upon the change in the liability between periods.

G&A expenses for the six months ended June 30, 2007 and 2006 totaled $4.6 million ($6.19 per Boe) and $2.1 million ($4.29 per Boe), respectively.  The increase in G&A expense per Boe reflects both the higher costs of being a public entity and growth of our asset base through acquisitions.  In addition, professional fees related to the filing of our tax returns and K-1’s for our limited partners amounted to approximately $0.5 million for the six months ended June 30, 2007.  Expenses during the six months ended June 30, 2007 for professional fees related to the audit of our December 31, 2006 financial statements amounted to approximately $254,000. In addition, unit-based compensation expenses increased $1.0 million due to a $0.7 million non-cash expense related to the change in the estimated fair value of our unit-based compensation liability and $0.3 million of cash payments to employees exercising unit options.

Oil, NGL and Natural Gas Derivative Instruments

We have entered into the following fixed price swaps for oil and natural gas to help hedge the risk of changing commodity prices.  As of August 7, 2007, we had entered into swap agreements to receive average NYMEX West Texas Intermediate oil and Henry Hub, Waha and ANR-Oklahoma natural gas prices as summarized below starting with July, 2007 through December, 2011:

	Annual	Average	Price
Calendar Year	Volumes (Bbls)	Price per Bbl	Range per Bbl
2007	487,452	$ 68.14	$64.15 - $75.70
2008	929,249	$ 68.27	$62.25 - $73.45
2009	774,013	$ 65.82	$61.05 - $72.00
2010	715,445	$ 64.32	$60.15 - $71.15
2011	509,040	$ 70.58	$67.33 - $71.40

	Annual	Average	Price
Calendar Year	Volumes (Mcf)	Price per Mcf	Range per Mcf
2007	1,116,725	$ 8.77	$7.35 - $10.01
2008	2,053,374	$ 8.37	$7.41 - $10.58
2009	1,892,354	$ 8.19	$7.41 - $10.18
2010	1,657,619	$ 7.88	$7.37 - $9.73
2011	406,000	$ 7.39	$7.23 - $7.51

Location and quality differentials attributable to our properties are not reflected in the above prices. The agreements provide for monthly settlement based on the difference between the agreement price and the actual reference oil and natural gas index prices.

We have entered into basis swaps to receive floating NYMEX prices less a fixed basis differential and pay prices based on the floating Waha index, a natural gas hub in West Texas. The prices that we receive for our natural gas sales follow Waha more closely than NYMEX. The basis swaps thereby provide a better match between our natural gas sales and the settlement payments on our natural gas swaps. The following table summarizes, for the periods indicated, our NYMEX basis swaps currently in place through December 31, 2010:

	Annual	Basis
Calendar Year	Volumes (Mcf)	Differential per Mcf
2007	780,000	($0.88)
2008	1,422,000	($0.84)
2009	1,320,000	($0.68)
2010	1,200,000	($0.57)

On March 30, 2007, we entered into NGL swaps to hedge the impact of volatility in the spot prices of NGLs.  These swaps hedge the spot prices for ethane, propane, iso-butane, normal butane and natural gasoline reported on the Mont Belvieu, Non-Tet OPIS exchange. We entered into these swaps to hedge the NGL sales from our interests in the East Binger (Marchand) Unit in Caddo County, Oklahoma.  The following table summarizes, for the periods indicated, our Mont Belvieu, Non-Tet OPIS natural gas liquids swaps currently in place through December 31, 2009.

	Annual	Price
Calendar Year	Volumes (Gal)	per Gal
2007	1,395,030	$1.15
2008	2,509,248	$1.15
2009	2,265,480	$1.15

Quarterly Report on Form 10-Q

The consolidated financial statements and related footnotes will be available on our June 30, 2007 Form 10-Q, which will be filed on or before August 14, 2007.

Conference Call

As announced on August 2, 2007, Legacy Reserves LP will host an investor conference call to discuss Legacy's results on Wednesday, August 8, 2007 at 3:00 p.m. (Central Time). Investors may access the conference call by dialing 800-289-0485.  For those who cannot listen to the live broadcast, a replay of the call will be available Friday, August 10, 2007, by dialing 719-457-0820 or 888-203-1112 and entering code 4053532, or by going to the Investor Relations tab of Legacy's website (www.LegacyLP.com). We will take live questions from securities analysts and institutional portfolio managers and analysts; the complete call is open to all other interested parties on a listen-only basis.

About Legacy Reserves LP

We are an independent oil and natural gas limited partnership headquartered in Midland, Texas, and are focused on the acquisition and exploitation of oil and natural gas properties suitable for providing cash distributions to our limited partners. Additional information is available at www.LegacyLP.com.

Cautionary Statement Relevant to Forward-Looking Information

This press release contains forward-looking statements relating to our operations that are based on management's current expectations, estimates and projections about its operations. Words such as "anticipates," "expects," "intends," "plans," "targets," "projects," "believes," "seeks," "schedules," "estimated," and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results and the factors set forth under the heading "Risk Factors" in 2006 Annual Report on Form 10-K filed March 28, 2007 (File No. 333-138637). Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Legacy undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

LEGACY RESERVES LP
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2007	2006(a)	2007

Revenues:
Oil and NGL sales	$11,799,730	$17,725,836	$19,239,570	$30,131,648
Natural gas sales	3,587,839	5,009,664	6,583,256	8,535,538
Realized and unrealized loss on oil, NGL and natural gas swaps	(9,175,903)	(6,493,235)	(13,072,085)	(13,715,904)
Total revenues	6,211,666	16,242,265	12,750,741	24,951,282

Expenses:
Oil and natural gas production	3,316,354	6,088,127	5,993,121	10,827,679
Production and other taxes	942,724	1,481,186	1,680,881	2,474,759
General and administrative	1,122,423	2,769,045	2,078,279	4,596,181
Depletion, depreciation, amortization and accretion	4,967,428	6,810,657	7,355,294	12,105,713
Impairment of long-lived assets	-	189,730	-	279,700
Total expenses	10,348,929	17,338,745	17,107,575	30,284,032

Operating loss	(4,137,263)	(1,096,480)	(4,356,834)	(5,332,750)

Other income (expense):
Interest income	5,086	46,850	38,433	151,158
Interest expense	(1,209,586)	(892,669)	(2,654,348)	(1,518,052)
Loss on sale of assets	-	(231,133)	-	(231,133)
Equity in income (loss) of partnerships	-	10,910	(317,788)	10,910
Other	-	334	14,910	1,014
Net loss	$(5,341,763)	$(2,162,188)	$(7,275,627)	$(6,918,853)

Net loss per unit - basic and diluted	$(0.29)	$(0.08)	$(0.49)	$(0.27)

Weighted average number of units used in computing net loss per unit - basic and diluted	18,249,180	25,919,939	14,715,181	25,223,638

 (a) Inasmuch as certain assets owned by the Founding Investors were acquired by Legacy on March 15, 2006, the results of operations of these acquired assets are excluded from the first 73 days of the six months ended March 31, 2006

LEGACY RESERVES LP
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

June 30,
2007
ASSETS
Current assets:
Cash and cash equivalents	$5,128,787
Accounts receivable, net:
Oil and natural gas	9,417,275
Joint interest owners	5,456,179
Affiliated entities and other	9,293
Fair value of oil and natural gas swaps	572,150
Prepaid expenses and other current assets	1,158,450

Total current assets	21,742,134

Oil and natural gas properties, at cost:
Proved oil and natural gas properties, using the
successful efforts method of accounting	377,734,338
Unproved properties	78,025
Accumulated depletion, depreciation and amortization	(53,793,719)
324,018,644
Other property and equipment, net	528,566
Deposit on pending acquisitions	12,784
Operating rights, net	6,433,918
Fair value of oil and natural gas swaps	81,152
Other assets, net	564,120
Investment in equity method investee	83,941

Total assets	$353,465,259

LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities:
Accounts payable	$694,060
Accrued oil and natural gas liabilities	6,672,719
Fair value of oil and natural gas swaps	2,046,628
Asset retirement obligation	643,262
Other	2,416,702

Total current liabilities	12,473,371

Long-term debt	68,000,000
Fair value of oil and natural gas swaps	13,054,402
Asset retirement obligation	6,691,354
Total liabilities	100,219,127
Commitments and contingencies
Unitholders' equity:
Limited partners' equity - 26,021,518 units issued and outstanding at June 30, 2007	253,133,601
General partner's equity	112,531
Total unitholders' equity	253,246,132

Total liabilities and unitholders' equity	$353,465,259

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006 (a)	2007
Revenues:
Oil and NGL sales	$11,799,730	$17,725,836	$19,239,570	$30,131,648
Natural gas sales	3,587,839	5,009,664	6,583,256	8,535,538
Realized gain (loss) on oil and NGL swaps	(979,079)	801,277	(1,099,693)	2,003,311
Realized gain on natural gas swaps	1,528,380	560,307	3,045,930	1,824,049
Unrealized loss on oil and NGL swaps	(10,134,418)	(8,386,314)	(18,427,896)	(13,473,461)
Unrealized gain (loss) on natural gas swaps	409,214	531,495	3,409,574	(4,069,803)

Total revenue	$6,211,666	$16,242,265	$12,750,741	$24,951,282

Expenses:
Oil and natural gas production	$3,316,354	$6,088,127	$5,993,121	$10,827,679
Production taxes	$942,724	$1,481,186	$1,680,881	$2,474,759
General and administrative	$1,122,423	$2,769,045	$2,078,279	$4,596,181
Depletion, depreciation, amortization and accretion	$4,967,428	$6,810,657	$7,355,294	$12,105,713

Production:
Oil and NGL - barrels	184,094	293,462	313,105	524,314
Natural gas - Mcf	593,703	718,094	1,027,663	1,306,440
Total (Boe)	283,045	413,144	484,382	742,054
Average daily production (Boe/d)	3,110	4,540	2,676	4,100

Average sales price per unit (including hedges):
Oil and NGL price per barrel	$3.73	$34.56	$(0.92)	$35.59
Natural gas price per Mcf	$9.31	$8.50	$12.69	$4.81
Combined (per Boe)	$21.95	$39.31	$26.32	$33.62

Average sales price per unit (including realized hedge gains/losses):
Oil and NGL price per barrel	$58.78	$63.13	$57.94	$61.29
Natural gas price per Mcf	$8.62	$7.76	$9.37	$7.93
Combined (per Boe)	$56.31	$58.33	$57.33	$57.27

Average sales price per unit (excluding hedges):
Oil and NGL price per barrel	$64.10	$60.40	$61.45	$57.47
Natural gas price per Mcf	$6.04	$6.98	$6.41	$6.53
Combined (per Boe)	$54.36	$55.03	$53.31	$52.11

NYMEX oil index prices per barrel:
Beginning of Quarter	$66.63	$65.87	$61.04	$61.05
End of Quarter	$73.93	$70.68	$73.93	$70.68

NYMEX gas index prices per Mcf:
Beginning of Quarter	$7.21	$7.73	$11.18	$6.30
End of Quarter	$6.10	$6.77	$6.10	$6.77

Average unit costs per Boe:
Production costs, excluding production and other taxes	$11.72	$14.74	$12.37	$14.59
Production taxes	$3.33	$3.59	$3.47	$3.34
General and administrative	$3.97	$6.70	$4.29	$6.19
Depletion, depreciation, amortization and accretion	$17.55	$16.48	$15.18	$16.31

(a) Inasmuch as certain assets owned by the Founding Investors were acquired by Legacy on March 15, 2006, the results of operations of these acquired assets are excluded from the first 73 days of the six months ended March 31, 2006.

Non-GAAP Financial Measure

This press release, the financial tables and other supplemental information, including the reconciliation of “Adjusted EBITDA”, a non-generally accepted accounting principles ("non-GAAP") measure to its nearest comparable generally accepted accounting principles ("GAAP") measure, may be used periodically by management when discussing our financial results with investors and analysts and they are also available on our website under the Investor Relations tab.

"Adjusted EBITDA" should not be considered as an alternative to GAAP measures, such as net income, operating income or any other GAAP measure of liquidity or financial performance.

Adjusted EBITDA is defined in our revolving credit facility as net income (loss) plus:

   •  Interest expense;

   •  Depletion, depreciation, amortization and accretion;

   •  Impairment of long-lived assets;

   •  (Gain) loss on sale of partnership investment;

   •  (Gain) loss on sale of assets;

   •  Stock-based compensation expense arising from equity-based awards;

   •  Equity in (income) loss of partnerships; and

   •  Unrealized (gain) loss on oil and natural gas swaps

Adjusted EBITDA is presented as management believes it provides additional information and metrics relative to the performance of our business, such as the cash distributions we expect to pay to our unitholders, as well as our ability to meet our debt covenant compliance tests. Management believes that these financial measures indicate to investors whether or not cash flow is being generated at a level that can sustain or support an increase in our quarterly distribution rates. Adjusted EBITDA may not be comparable to a similarly titled measure of other publicly traded limited partnerships or limited liability companies because all companies may not calculate Adjusted EBITDA in the same manner.

The following table presents a reconciliation of our consolidated net loss to Adjusted EBITDA:

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2007	2007
Reconciliation of consolidated net loss to Adjusted EBITDA:
Net loss	$(2,162,188)	$(6,918,853)
Plus:
Interest expense	892,669	1,518,052
Depletion, depreciation, amortization and accretion	6,810,657	12,105,713
Impairment of long-lived assets	189,730	279,700
Loss on abandonment of assets	231,133	231,133
Compensation expense on options and restricted units	864,233	1,011,880
Unrealized loss on oil, NGL and natural gas swaps	7,854,819	17,543,264
Adjusted EBITDA	$14,681,053	$25,770,889

Contact:
Legacy Reserves LP
Steven H. Pruett, 432-689-5200
President and Chief Financial Officer

Source: Legacy Reserves LP